Exhibit 99.A/1

COMPANY NOTICE

TO HOLDERS OF

1.50% CONVERTIBLE SENIOR DEBENTURES DUE 2024 ISSUED BY

CAMERON INTERNATIONALCORPORATION

(f/k/a COOPER CAMERON CORPORATION)

CUSIP Numbers: 216640AE2 and 216640AD4

Reference is made to the Indenture, dated as of May 11, 2004 (the “Indenture”) between Cameron International Corporation (f/k/a Cooper Cameron Corporation), a Delaware corporation (“Cameron” or the “Company”), and U.S. Bank National Association, as successor trustee to SunTrust Bank, as trustee (the “Trustee”), relating to the Company’s 1.50% Convertible Senior Debentures due 2024 (the “Notes”).  Pursuant to Section 4.1 of the Indenture and paragraph 6 of the Notes, each holder (each, a “Holder”) of the Notes has an option to require the Company to purchase all or a portion of its Notes, in accordance with the terms, procedures and conditions outlined in the Indenture and the Notes, on May 15, 2009 (the “Repurchase Date”).

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture that, at the option of each Holder (the “Put Option”), the Notes will be purchased by the Company for a purchase price (the “Repurchase Price”) in cash equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Repurchase Date, upon the terms and subject to the conditions set forth in the Indenture, the Notes, this Company Notice and the related notice materials, as amended and supplemented from time to time (collectively, the “Option Documents”).  Holders may surrender their Notes from April 16, 2009 through 5:00 p.m., New York City time, on May 14, 2009 (the “Expiration Date”).  In order to exercise the Put Option, a Holder must follow the procedures contained in the Option Documents.  This Company Notice is being sent pursuant to Section 4.1 of the Indenture and the provisions of the Notes.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

The Repurchase Date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued up to the Repurchase Date will be paid to record holders as of the Regular Record Date therefor, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price.  The Regular Record Date for the Repurchase Date is May 1, 2009.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form.  Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program, subject to the terms and conditions of that system.

To exercise your option to have the Company purchase the Notes and receive payment of the Repurchase Price, you must validly deliver your Notes through DTC’s transmittal procedures prior to 5:00 p.m., New York City time, on the Expiration Date.  Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.  The right of Holders to surrender Notes for purchase pursuant to the Put Option expires at 5:00 p.m., New York City time, on the Expiration Date.

The Paying Agent is U.S. Bank National Association.  The address of the Paying Agent is:

U.S. Bank National Association
West Side Flats Operational Center
60 Livingston Avenue
Mail Station EP-MN-WS2N
St. Paul, MN  55107-2292
Attn:  Specialized Finance
For questions:              (800) 934-6802
Facsimile:                      (651) 495-8158

Additional copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.
The date of this Company Notice is April 16, 2009.

i

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and, if given or made, such information or representations must not be relied upon as having been authorized.  This Company Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful.  The delivery of this Company Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.  None of the Company, its Board of Directors or its employees is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option.  You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option.

We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e-4(f)(6) and Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from purchasing any of the Notes outside of the Put Option for ten business days after the expiration of the Put Option.  Following that time, we expressly reserve the absolute right, in our sole discretion from time to time in the future to redeem the Notes, in whole or in part, and to purchase any of the Notes, whether or not any Notes are purchased by the Company pursuant to the Put Option, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Put Option and could be for cash or other consideration.  We cannot assure you as to which, if any, of these alternatives, or a combination thereof, we will pursue.

ii

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option.  To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice because the information in this summary is not complete and the remainder of this Company Notice contains additional important information.  We have included page references to direct you to a more detailed description of the topics in this summary.

Who is obligated to purchase my Notes?

Cameron International Corporation (f/k/a Cooper Cameron Corporation), a Delaware corporation (“Cameron” or the “Company”), is obligated, at your option, to purchase its 1.50% Convertible Senior Debentures due 2024 (the “Notes”).  (See Page 4)

Why are you obligated to purchase my Notes?

The right of each holder (each, a “Holder”) of the Notes to sell and our obligation to purchase the Notes pursuant to the Put Option is a term of the Notes under the Indenture, dated as of May 11, 2004 (the “Indenture”) between the Company and U.S. Bank National Association, as successor trustee to SunTrust Bank, as trustee (the “Trustee”) and has been a right of Holders from the time the Notes were issued.  We are required to repurchase the Notes of any Holder exercising the Put Option pursuant to the terms of the Notes and the Indenture.  (See Page 4)

What securities are you obligated to purchase?

We are obligated to purchase all of the Notes surrendered at the option of the Holder thereof.  As of April 15, 2009, there was $131,104,000 in aggregate principal amount of the Notes outstanding.  (See Page 4)

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a purchase price (the “Repurchase Price”) equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, May 15, 2009 (the “Repurchase Date”), with respect to any and all Notes validly surrendered for purchase and not withdrawn.  The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or our Common Stock (as defined below).  The Repurchase Date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued to the Repurchase Date will be paid to holders of record as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price.  (See Pages 4-5)

How can I determine the market value of the Notes?

There currently is a limited trading market for the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock (as defined below), our operating results and the market for similar securities.  Holders are urged to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision with respect to the Put Option.  Our common stock, $0.01 par value per share (“Common Stock”), into which the Notes are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CAM”.  On April 14, 2009, the closing sale price of our Common Stock on the NYSE was $23.90 per share.  (See Pages 5-6)

Is the Company making any recommendation about the Put Option?

Although the Company’s Board of Directors approved the terms of Notes, including the Put Option, before the Notes were issued, none of the Company or its Board of Directors or employees are making any recommendation as to whether you should exercise or refrain from exercising the Put Option.  You must make your own decision whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option.  (See Page 5)

When does the Put Option expire?

The Put Option expires at 5:00 p.m., New York City time, on May 14, 2009 (the “Expiration Date”).  We will not extend the period that Holders have to exercise the Put Option unless required to do so by applicable law (including, but not limited to, the federal securities laws).  (See Page 4)

What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly surrendered Notes is not unlawful, the purchase will not be subject to any conditions other than satisfaction of the procedural requirements described in this Company Notice.  Delivery of Notes by book-entry transfer electronically through the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) is a condition to the payment of the Repurchase Price to the Holder of such Notes.  (See Pages 4 and 8)

How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Put Option, you must surrender the Notes through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.

Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes on the Holder’s behalf through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.

Holders who are DTC participants should surrender their Notes electronically through ATOP, subject to the terms and procedures of that system, on or before 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely surrender of your Notes.  You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.  By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice.  (See Pages 7-9)

If I exercise the Put Option, when will I receive payment for my Notes?

We will accept for payment all validly surrendered Notes promptly upon expiration of the Put Option.  We will, prior to 10:00 a.m., New York City time, on May 15, 2009, deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder.  DTC will thereafter distribute the cash to its participants in accordance with its procedures.  (See Pages 9-10)

Your delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to your receipt of the Repurchase Price for such Notes.

Can I withdraw previously surrendered Notes?

Yes.  To withdraw previously surrendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely withdrawal of previously surrendered Notes.  You must allow sufficient time for completion of the DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.  (See Page 9)

Do I need to do anything if I do not wish to exercise the Put Option?

No.  If you do not surrender your Notes before the expiration of the Put Option, we will not purchase your Notes and such Notes will remain outstanding subject to their existing terms.  (See Page 5)

If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No.  You may surrender all of your Notes, a portion of your Notes or none of your Notes.  If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or a multiple of $1,000.  (See Page 5)

If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes.  If you do not surrender your Notes for purchase, your conversion rights will not be affected.  You will continue to have the right to convert each $1,000 principal amount of the Notes into cash and shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  (See Page 5)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase pursuant to the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize income, gain or loss.  We recommend that you consult with your own tax advisor regarding the actual tax consequences to you.  (See Pages 11-13)

Who is the Paying Agent?

U.S. Bank National Association, the trustee under the Indenture, is serving as Paying Agent in connection with the Put Option.  Its address and telephone and fax numbers are set forth on the front cover of this Company Notice.

Whom can I contact if I have questions about the Put Option?

Questions and requests for assistance in connection with the Put Option may be directed to the Paying Agent at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1.  Information Concerning the Company.  Cameron International Corporation (f/k/a Cooper Cameron International), a Delaware corporation (“Cameron” or the “Company”), is obligated to purchase its 1.50% Convertible Senior Debentures due 2024 (the “Notes”) which have been surrendered for purchase pursuant to the Put Option and not withdrawn.  The Notes are convertible into cash and shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  The Company is both the “filing person” and the “subject company.”

Cameron was incorporated on November 10, 1994. Cameron designs, manufactures, markets and services equipment used by the oil and gas industry and industrial manufacturing companies. We are a leading international manufacturer of oil and gas pressure control and separation equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications and provide oil and gas separation, metering and flow measurement equipment. We also manufacture centrifugal air compressors, integral and separable gas compressors and turbochargers. We operate internationally and have manufacturing plants and service centers in numerous locations worldwide.

Our principal executive offices are located at 1333 West Loop South, Houston, Texas 77027 and our main telephone number at that address is (713) 513-3300.  Our website address is www.c-a-m.com.  We have not incorporated by reference into this Company Notice the information included on or linked from our website, and you should not consider it to be a part of this Company Notice.

2.  Information Concerning the Notes.  On May 11, 2004, we issued $230,000,000 in aggregate principal amount of the Notes.  On June 10, 2004 we issued an additional $8,000,000 in aggregate principal amount of the Notes.  Cash interest accrues on the Notes at the rate of 1.50% per annum and is payable semi-annually on May 15 and November 15 of each year (each, an “Interest Payment Date”) to the person in whose name a Note is registered at the close of business on the preceding May 1 or November 1 (each, a “Regular Record Date”), as the case may be.  The Notes mature on May 15, 2024.  As of April 15, 2009, there was $131,104,000 in aggregate principal amount of the Notes outstanding.

2.1  The Company’s Obligation to Purchase the Notes.  Pursuant to the terms of the Notes and the Indenture, dated as of May 11, 2004 (the “Indenture”) between the Company and U.S. Bank National Association, as successor trustee to SunTrust Bank, as trustee (the “Trustee”), we are obligated to purchase all of the Notes validly surrendered and not withdrawn, at the Holder’s option (the “Put Option”), on May 15, 2009 (the “Repurchase Date”).

The Put Option will expire at 5:00 p.m., New York City time, on May 14, 2009 (the “Expiration Date”).  We will not extend the period that Holders have to exercise the Put Option unless required to do so by applicable law (including, but not limited to, the federal securities laws).

The purchase by the Company of validly surrendered Notes is not subject to any conditions other than that the Company’s purchase is not unlawful and satisfaction of the procedural requirements described in this Company Notice.

If any Notes remain outstanding following the expiration of the Put Option, the Company will become obligated to purchase the Notes, at the option of the Holders, in whole or in part, on May 15, 2014 and May 15, 2019, in each case at a purchase price in cash equal to the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the purchase date thereof.

2.2  Repurchase Price.  Pursuant to terms of the Indenture and the Notes, the purchase price to be paid by the Company for the Notes in cash on the Repurchase Date is equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Repurchase Date (the “Repurchase Price”).  The Repurchase Date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued to the Repurchase Date will be paid to record holders as of the May 1, 2009 Regular Record Date, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price.  Notes surrendered for purchase will be accepted only in principal amounts equal to $1,000 or a multiple of $1,000.  Delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with The Depository Trust Company (“DTC”) is a condition to the payment of the Repurchase Price to the Holder of such Notes.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and does not necessarily bear any relationship to the market price of the Notes or our Common Stock.  Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Notes.  Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Common Stock before making a decision whether to surrender their Notes for purchase.

None of the Company or our Board of Directors or employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option.  Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on such Holder’s assessment of the current market value of the Notes and our Common Stock and other relevant factors.

We recommend that you also consult with your tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of any U.S. federal, state and local law and any non-U.S. tax consequences in light of your own particular circumstances.

2.3  Conversion Rights of the Notes.  The Notes are convertible into cash and shares of our Common Stock in accordance with and subject to the terms of the Indenture and the Notes.  The conversion rate of the Notes is 57.9428 shares of Common Stock per $1,000 principal amount of the Notes.  The Paying Agent is currently acting as Conversion Agent for the Notes.  The Conversion Agent can be contacted at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

Holders who do not surrender their Notes for purchase pursuant to the Put Option, or who validly withdraw a surrender of their Notes in compliance with the withdrawal procedures described in Section 4 of this Company Notice, will maintain the right to convert their Notes into Common Stock subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  If a Holder validly surrenders its Notes for purchase pursuant to the Put Option and the Notes subsequently become convertible pursuant to the Indenture, the Holder may not convert its surrendered Notes unless it validly withdraws the Notes in compliance with the procedures described in Section 4 of this Company Notice.

2.4  Market for the Notes and our Common Stock.  There currently is a limited trading market for the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities.  A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float.  Consequently, our purchase of the Notes, if any, pursuant to the Put Option may reduce the float and may negatively affect the liquidity, market value and price volatility of the Notes that remain outstanding following the Put Option.

Our Common Stock, into which the Notes are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CAM”.  The following table shows, for the periods indicated, the high and low sales prices per share of our Common Stock as reported by the NYSE:

	High	Low
2009:
Second Quarter (through April 14, 2009)	$24.82	$21.01
First Quarter	$25.74	$17.19

2008:
Fourth Quarter	$38.54	$16.15
Third Quarter	$58.53	$35.06
Second Quarter	$57.47	$40.80
First Quarter	$52.79	$37.00

2007:
Fourth Quarter	$53.83	$42.76
Third Quarter	$47.95	$35.03
Second Quarter	$37.21	$31.29
First Quarter	$32.01	$24.30

On April 14, 2009, the closing sale price of our Common Stock, as reported by the NYSE, was $23.90 per share.  As of April 14, 2009, there were 216,952,612 shares of Common Stock outstanding.

The Holders of Notes are not entitled to dividends.  Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, paid to holders of Common Stock.  The Company historically has not paid dividends on its Common Stock.

We urge you to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Put Option.

2.5  Optional Redemption.  Beginning on May 15, 2009, the Notes are redeemable for cash at any time at our option, in whole or in part, at a redemption price equal to the principal amount of Notes to be redeemed plus any accrued and unpaid interest to, but not including, the date fixed for redemption, as provided for in the Indenture and the Notes.

2.6  Holder’s Right to Require Purchase Upon a Repurchase Event.  Each Holder may require us to purchase all or any part of his or her Notes if there is a Repurchase Event (as defined in the Indenture) at a purchase price in cash equal to the principal amount of Notes to be redeemed plus any accrued and unpaid interest to, but not including, the purchase date.

2.7  Ranking.  The Notes are our unsecured senior obligations and rank equal in right of payment with all our other existing and future unsecured indebtedness and senior to any of our subordinated indebtedness.  The Notes are effectively subordinated to all existing and future secured debt of Cameron, to the extent of the security for such secured debt.  The Notes are not guaranteed by any of our subsidiaries and, accordingly, the Notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries.

3.  Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase.  Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly surrender (and do not thereafter withdraw) the Notes on or before 5:00 p.m., New York City time, on the Expiration Date.  Only registered Holders are authorized to surrender their Notes for purchase.  Holders may surrender some or all of their Notes; however, any Notes surrendered must be in a principal amount of $1,000 or a multiple of $1,000.

If Holders do not validly surrender their Notes on or before 5:00 p.m., New York City time, on the Expiration Date or if they withdraw validly surrendered Notes before 5:00 p.m., New York City time, on the Expiration Date, their Notes will not be purchased and will remain outstanding subject to the existing terms of the Notes and the Indenture.

You will not be required to pay any commission to us, DTC or the Paying Agent in connection with your Put Option.  However, there may be commissions you need to pay your broker in connection with the surrender of the Notes.

3.1  Method of Delivery.  The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form.  Accordingly, all Notes surrendered for purchase hereunder must be delivered through DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and conditions of that system.

This Company Notice constitutes the Company’s notice of repurchase right described in the Indenture and delivery of the Notes via ATOP will satisfy the Holders’ requirement for physical delivery of a Repurchase Notice as defined and described in the Indenture.  Delivery of Notes, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

3.2  Agreement to be Bound by the Terms of the Put Option.  By surrendering Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	such Notes shall be purchased as of the Repurchase Date pursuant to the terms and conditions set forth in this Company Notice;

•	such Holder agrees to all of the terms of this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notices required pursuant to the Indenture;

•
upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all the Notes surrendered, (ii) waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences), (iii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any conversion, redemption or defeasance of the Notes, and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, together with all necessary evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Repurchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;

•
such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances of any kind and not subject to any adverse claim or right;

•
such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•
such Holder understands that all Notes properly surrendered for purchase (and not thereafter withdrawn) prior to 5:00 p.m., New York City time, on the Expiration Date will be purchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes and the other Option Documents;

•
payment for Notes purchased pursuant to the Company Notice will be made by deposit of the Repurchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•
surrenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

•
all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the Holder and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•
the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•
all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.

3.3  Delivery of Notes.

Notes Held Through a Custodian.  A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “Notes in Global Form” on or prior to 5:00 p.m., New York City time, on the Expiration Date.

Notes in Global Form.  A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

•
electronically transmitting his or her acceptance through DTC’s ATOP system, subject to the terms and procedures of that system, on or prior to 5:00 p.m., New York City time, on the Expiration Date.  Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message to the Paying Agent for its acceptance.  The term “agent’s message” means a message transmitted by DTC to, and received by, the Paying Agent, which states that DTC has received an express acknowledgment from the participant in DTC described in that agent’s message, stating the principal amount of Notes that have been surrendered by such participant under the Put Option and that such participant has received and agrees to be bound by the terms of the Put Option, including those set forth in Section 3.2 of this Company Notice.

In surrendering through ATOP, the electronic instructions sent to DTC by the Holder (or by a broker, dealer, commercial bank, trust company or other nominee on the Holder’s behalf), and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of, and agreement to be bound by the terms of the Put Option, including those set forth in Section 3.2 of this Company Notice.

You bear the risk of untimely surrender of your Notes.  You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

Unless we default in making payment of the Repurchase Price, interest on Notes validly surrendered for purchase will cease to accrue on and after the Repurchase Date, whether or not such Notes are delivered to the Paying Agent, and immediately after the Repurchase Date all rights (other than the right to receive the Repurchase Price upon delivery of the Notes) of the Holder of such Notes will terminate.

4.  Right of Withdrawal.  Notes surrendered for purchase may be withdrawn at any time if withdrawn in sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time, on the Expiration Date.  In order to withdraw Notes, Holders (or such Holders’ broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC.  This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant in sufficient time to allow DTC to withdraw those Notes before 5:00 p.m., New York City time, on the Expiration Date.  The withdrawal notice must:

•
specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•
be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Notes.  You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

Holders may withdraw any Notes previously delivered to the Paying Agent and not yet accepted for payment after the expiration of 40 business days from the date of this Company Notice.

5.  Payment for Surrendered Notes.  We will, prior to 10:00 a.m., New York City time, on the Repurchase Date, deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Notes (and not validly withdrawn such delivery) prior to 5:00 p.m., New York City time, on the Expiration Date.  Your delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to your receipt of the Repurchase Price for such Notes.

The total amount of funds required by us to purchase all of the Notes is $131,104,000 (assuming that all of the Notes are validly surrendered for purchase and accepted for payment).  In the event any Notes are surrendered and accepted for payment, we intend to use cash on hand to purchase the Notes.  We do not have any alternative financing plans.

6.  Notes Acquired.  Any Notes purchased by us pursuant to the Put Option will be canceled by the Trustee, pursuant to the terms of the Indenture.

7.  Plans or Proposals of the Company.  Except as described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”) or as previously publicly announced, we currently have no plans which would be material to a Holder’s decision to exercise the Put Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or those of any of our subsidiaries;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•
any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our board of directors;

•	any other material change in our corporate structure or business;

•
any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.

8.  Interests of Directors, Executive Officers and Affiliates of the Company in the Notes.  Neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any “associate” or subsidiary of any such person, has any beneficial interest in the Notes, or has engaged in any transaction in the Notes during the 60 days preceding the date of this Company Notice.  A list of our executive officers and directors is attached to this Company Notice as  Schedule A .  The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.

Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as disclosed by us prior to the date hereof.  Except as described in the previous sentence, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9.  Legal Matters; Regulatory Approvals.  We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Notes as described in this Company Notice.  Should any approval or other action be required, we presently intend to seek the approval or take the action.  However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

10.  Purchases of Notes by the Company and Its Affiliates.  The Company made no purchases of the Notes during the 60 days preceding the date of this Company Notice.

Effective on the date of this Company Notice, we and our affiliates, including our executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Put Option until at least the tenth business day after the Repurchase Date.  Following such time, if any Notes remain outstanding, we may exercise our right to redeem such Notes, in whole or in part, and we and our affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price, or which may be paid in cash or other consideration.  Any decision to purchase Notes after the Repurchase Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes delivered for purchase pursuant to the Put Option, the market price of our Common Stock, our business and financial position, and general economic and market conditions.  Any such purchase may be on the same terms or on terms more or less favorable to the Holders of the Notes than the terms of the Put Option as described in this Company Notice.

11.  Certain U.S. Federal Income Tax Consequences.

The following is a discussion of certain U.S. federal income tax consequences that may be relevant to U.S. Holders or Non-U.S. Holders who surrender Notes for purchase pursuant to the Put Option.  For this purpose, a “holder ” means a beneficial owner of a Note; a “U.S. Holder ” means a holder that, for U.S. federal income tax purposes, is (i) a citizen or resident alien individual of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it either (x) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; and a “Non-U.S. Holder” means a holder that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and, in each case, is not a U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds a Note, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and the partner.  Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of surrendering a Note for purchase pursuant to the Put Option.

This discussion deals only with Notes held as capital assets (generally, property held for investment).  This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of its own particular circumstances, nor does it deal with special situations, such as:

•
holders who are subject to special tax treatment, such as dealers in securities or currencies, banks, insurance companies, retirement plans, tax-exempt entities, regulated investment companies, real estate investment trusts, U.S. Holders whose “functional currency” is not the U.S. dollar, traders in securities that elect to use a mark-to-market method of accounting, certain former citizens or residents of the United States, foreign government entities, international organizations, controlled foreign corporations and passive foreign investment companies;

•	Notes held as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	any alternative minimum tax consequences; or

•	any state, local or non-U.S. tax consequences.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings, other administrative guidance and judicial decisions, all as of the date hereof.  Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

WE RECOMMEND TO EACH HOLDER THAT INTENDS TO SURRENDER ANY NOTE FOR PURCHASE PURSUANT TO THE PUT OPTION TO CONSULT ITS OWN TAX ADVISOR AS TO THE U.S. FEDERAL, STATE AND LOCAL, AND ANY NON-U.S. TAX CONSEQUENCES TO IT IN LIGHT OF ITS OWN PARTICULAR CIRCUMSTANCES.

11.1  U.S. Holders

Surrender of Notes for Purchase.  The surrender of any Note by a U.S. Holder for purchase pursuant to the Put Option generally will be treated as a taxable sale of the Note for U.S. federal income tax purposes.  Such U.S. Holder generally will recognize gain or loss upon such sale equal to the difference between (i) the cash received by such U.S. Holder in consideration for the surrender of the Note and (ii) such U.S. Holder’s adjusted tax basis in the Note at the time of sale.  A U.S. Holder’s adjusted tax basis in a Note generally will be equal to the cost of the Note to such U.S. Holder, increased by the amount of any market discount such U.S. Holder elected to include in income with respect to the Note (as described below).  A U.S. Holder that acquired a Note at premium should consult its own tax advisor regarding U.S. federal income tax consequences of surrendering the Note for purchase pursuant to the Put Option.

Any such gain or loss recognized generally will be capital gain or loss, subject to the market discount rules described below.  Capital gains of individuals and certain other non-corporate taxpayers from the sale of capital assets held for more than one year at the time of sale generally are eligible for a reduced tax rate.  Limitations apply to the deduction of capital losses.

If a U.S. Holder acquired a Note at a market discount, any gain recognized by such U.S. Holder from the surrender of such Note for purchase pursuant to the Put Option generally will be treated as ordinary income, rather than capital gain, to the extent of the market discount which has not previously been included in income by such U.S. Holder and is treated as having accrued on such Note at the time of such purchase.  Subject to a de minimis exception, the “market discount” on a Note is the excess, if any, of the stated principal amount of the Note over the amount the U.S. Holder paid for it.  Generally, market discount would be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elected to accrue such discount on a constant interest rate method.  If a U.S. Holder elected to include any market discount on a Note in income currently as it accrues, on either a ratable or constant interest rate method, such U.S. Holder’s basis in the Note would be increased to reflect the amount of income so included.

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to the amount paid to a U.S. Holder in consideration for the surrender of a Note for purchase pursuant to the Put Option, unless such U.S. Holder is an exempt recipient (such as a corporation).  A U.S. Holder may also be subject to backup withholding on such payment unless the U.S. Holder (i) provides a correct U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements or (ii) is a corporation or other exempt recipient and, if required, provides a certification to such effect.  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished on a timely basis to the Internal Revenue Service (“IRS”).

11.2  Non-U.S. Holders

Surrender of Notes for Purchase.  Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain recognized on the surrender of a Note for purchase pursuant to the Put Option unless:

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the tender and certain other conditions are met;

•
such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis in substantially the same manner as a U.S. Holder (except as provided by an applicable tax treaty) and, if it is a corporation, may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty); or

•
Cameron is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes during the Non-U.S. Holder’s holding period for the Notes and certain other conditions are met.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes).  Cameron does not believe that it has been a USRPHC for any year during which the Notes have been outstanding, nor does it presently anticipate that it will be a USRPHC for the current year.

Information Reporting and Backup Withholding.  Payments to a Non-U.S. Holder in consideration for the surrender of the Notes for purchase pursuant to the Put Option made through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption.  Any such payments made through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting, but not backup withholding, unless the broker has evidence in its records that the payee is not a U.S. person and has no knowledge or reason to know to the contrary.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished on a timely basis to the IRS.

12.  Additional Information.  This Company Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC.  This Company Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO.  We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Put Option:

Filing	Date Filed
Annual Report on Form 10-K of Cameron for the year ended December 31, 2008	February 25, 2009

Current Reports on Form 8-K of Cameron	March 31, 2009

Definitive Proxy Statement of Cameron	March 25, 2009

We also recommend that you review all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and before 5:00 p.m., New York City time, on the Expiration Date.  Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein.

The SEC file number for these Cameron filings is 1-13884.  These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.  Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Company Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing or calling us at 1333 West Loop South, Suite 1700, Houston, Texas 77027, Attention: Corporate Secretary, (713) 513-3300.

As you read the documents listed above, you may find some inconsistencies in information from one document to another.  If you find inconsistencies between the documents, or between a document and this Company Notice, you should rely on the statements made in the most recent document.

In making your decision as to whether to exercise the Put Option, you should read the information about us contained in this Company Notice together with the information contained in the documents to which we have referred you.

13.  No Solicitations.  We have not employed or retained any persons to make solicitations or recommendations in connection with the Put Option.

14.  Definitions.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture or the Notes, as applicable.

15.  Conflicts.  In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of the Company or our Board of Directors or employees is making any recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option.  Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on his or her own assessment of current market value and other relevant factors.

CAMERON INTERNATIONAL CORPORATION

SCHEDULE A

INFORMATION ABOUT THE EXECUTIVE OFFICERS

AND DIRECTORS OF THE COMPANY

The table below sets forth information about our executive officers and directors as of April 14, 2009.  To the best of our knowledge after making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Notes.

Name	Position
Sheldon R. Erikson	Chairman of the Board

Jack B. Moore	President and Chief Executive Officer, Director

Charles M. Sledge	Senior Vice President and Chief Financial Officer

John D. Carne	Senior Vice President & President, Drilling and Production Systems group

William C. Lemmer	Senior Vice President and General Counsel

Robert J. Rajeski	Vice President & President, Compression Systems group

James E. Wright	Vice President & President, Valves & Measurement group

Joseph H. Mongrain	Vice President, Human Resources

Christopher A. Krummel	Vice President, Corporate Controller and Chief Accounting Officer

Stuart Taylor	Vice President, Tax

Nathan M. Avery	Director

C. Baker Cunningham	Director

Peter J. Fluor	Director

Douglas L. Foshee	Director

Michael E. Patrick	Director

David Ross III	Director

Bruce W. Wilkinson	Director

The business address and telephone number of each executive officer and director is c/o Cameron International Corporation, 1333 West Loop South, Suite 1700, Houston, Texas, 77027, (713) 513-3300.

A-1